UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                          Sorrento Networks Corporation
                          -----------------------------
                                (Name of issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of class of securities)

                                    83586Q09
                                 --------------
                                 (CUSIP number)

                                  June 4, 2003
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

------------------                                            ------------------
CUSIP No.83586Q209                     13G                    Page 2 of 15 Pages
------------------                                            ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rajendra Singh
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             873,132
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             873,132
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         873,132*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.6%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Included in this figure are (1) $503,878 of 7.5% Senior Convertible Debentures due August 2, 2007 of Sorrento Networks Corporation (the "7.5% Debentures") convertible into 92,966 shares of common stock, par value $.001 per share of Sorrento Networks Corporation (the "Common Stock") (2) 323,674 shares of Common Stock, (3) $503,878 of 7.5% Debentures convertible into 92,966 shares of Common Stock reported by Mrs. Neera Singh on the following cover page, (4) 323,674 shares of Common Stock reported by Mrs. Neera Singh on the following cover page and (5) $216,000 of fee amount debentures of Sorrento Networks Corporation (the "Fee Amount Debentures", and together with the 7.5% Debentures the "Debentures") convertible into 39,852 shares of Common Stock reported by Telcom-SNI Investors L.L.C. on the following cover page.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

------------------                                            ------------------
CUSIP No.83586Q209                     13G                    Page 3 of 15 Pages
------------------                                            ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Neera Singh
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             873,132
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             873,132
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         873,132*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.6%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Included in this figure are (1) $503,878 of 7.5% Debentures convertible into 92,966 shares of Common Stock, (2) 323,674 shares of Common Stock, (3) $503,878 of 7.5% Debentures convertible into 92,966 shares of Common Stock reported by Dr. Rajendra Singh on the preceding cover page, (4) 323,674 shares of Common Stock reported by Dr. Rajendra Singh on the preceding cover page and (5) $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock reported by Telcom-SNI Investors L.L.C. on the following cover page.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

------------------                                            ------------------
CUSIP No.83586Q209                     13G                    Page 4 of 15 Pages
------------------                                            ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cherrywood Holdings Inc.
         54-1314785
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             39,852
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             39,852
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,852*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.45%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* The figure represents $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock reported by Telcom-SNI Investors L.L.C. on the following cover page.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

------------------                                            ------------------
CUSIP No.83586Q209                     13G                    Page 5 of 15 Pages
------------------                                            ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Telcom Ventures, L.L.C.
         54-1695113
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             39,852
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             39,852
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,852*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.45%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* The figure represents $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock reported by Telcom-SNI Investors L.L.C. on the following cover page.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

------------------                                            ------------------
CUSIP No.83586Q209                     13G                    Page 6 of 15 Pages
------------------                                            ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Telcom-SNI Investors, L.L.C.
         54-1981379
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                0
REPORTING            -----------------------------------------------------------
PERSON WITH           6      SHARED VOTING POWER

                             39,852
                     -----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             0
                     -----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             39,852
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,852*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.45%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* The figure represents $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

Item 1(a). Name of Issuer:

          Sorrento Networks Corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices is 9990 Mesa Rim Road, San Diego, California 92121.

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of Rajendra Singh ("Dr. Rajendra Singh"), Neera Singh ("Mrs. Neera Singh"), Cherywood Holdings, Inc. ("Cherrywood"), Telcom Ventures, L.L.C. ("Telcom Ventures") and Telcom-SNI Investors, L.L.C. ("Telcom-SNI" and, together with Dr. Rajendra Singh, Mrs. Neera Singh, Cherrywood, and Telcom Ventures, the "Reporting Persons").

          Dr. Rajendra Singh and Mrs. Neera Singh are husband and wife. Cherrywood, Telcom Ventures and Telcom-SNI are controlled by Dr. Rajendra Singh and Mrs. Neera Singh.

Item 2(b). Address of Principal Business Office or, if none, Residence:

          The address for each of the Reporting Persons is 7925 Jones Branch Drive, Suite 6400, McLean, Virginia 22102.

Item 2(c). Citizenship:

          The citizenship or place of organization of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

          The title of the securities is common stock, par value $.001 per share.

Item 2(e). CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act;

          (b)[ ] Bank as defined in section 3(a)(6) of the Act;

          (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act;

          (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

          (e)[ ] An investment adviser in accordance with Rule 13d-1
                 (b)(1)(ii)(E);

          (f)[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

          (h)[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)[ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               Dr. Rajendra Singh and Mrs. Neera Singh beneficially own in the aggregate 873,132 shares of Common Stock. These shares consist of (1) $503,878 of 7.5% Debentures convertible into 92,966 shares of Common Stock held by Dr. Rajendra Singh, (2) 323,674 shares of Common Stock held by Dr. Rajendra Singh, (3) $503,878 of 7.5% Debentures convertible into 92,966 shares of Common Stock held by Mrs. Neera Singh, (4) 323,674 shares of Common Stock held by Mrs. Neera Singh and
          (5) $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock held by Telcom-SNI Investors L.L.C.

               Cherrywood through its control of Telcom Ventures also beneficially owns the $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock held by Telcom-SNI. Telcom Ventures through its control of Telcom-SNI also beneficially owns the $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock held by Telcom-SNI.

               Dr. Rajendra and Mrs. Neera Singh and certain Singh Child Family Trusts own all of the outstanding capital of Cherrywood, and Cherrywood owns 75% of the equity interests of Telcom Ventures. Telcom Ventures, in turn, owns 99% of the equity interests of Telcom-SNI. The remaining 1% of equity interests of Telcom-SNI are held by Cherrywood.

          (b)  Percent of class:

               Dr. Rajendra Singh and Mrs. Neera Singh beneficially own in the aggregate 9.6% of the shares of Common Stock, which includes the 0.45% beneficially owned by Cherrywood, Telcom Ventures and Telcom-SNI.

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    None.

               (ii) shared power to vote or to direct the vote:

                    Dr. Rajendra Singh and Mrs. Neera Singh share the power to vote 873,132 shares of Common Stock, which includes the $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock owned by Cherrywood, Telcom Ventures and Telcom-SNI.

               (iii) sole power to dispose or to direct the disposition of:

                    None.

               (iv) shared power to dispose or to direct the disposition of:

                    Dr. Rajendra Singh and Mrs. Neera Singh share the power to dispose 873,132 shares of Common Stock, which includes the $216,000 of Fee Amount Debentures convertible into 39,852 shares of Common Stock owned by Cherrywood, Telcom Ventures and Telcom-SNI.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. We agree that this Schedule 13G is being filed on behalf of each of Dr. Rajendra Singh, Mrs. Neera Singh, Cherrywood, Telcom Ventures and Telcom SNI.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                          /s/ Rajendra Singh
                                          --------------------------------------
                                          Rajendra Singh

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                          /s/ Neera Singh
                                          --------------------------------------
                                          Neera Singh

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                          CHERRYWOOD HOLDINGS, INC.

                                          /s/ Rajendra Singh
                                          --------------------------------------
                                          By:     Rajendra Singh
                                          Title:  President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                          TELCOM VENTURES, L.L.C.

                                          /s/ Rajendra Singh
                                          --------------------------------------
                                          By:     Rajendra Singh
                                          Title:  Chairman

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2003

                                          TELCOM-SNI INVESTORS, L.L.C.

                                          /s/ Rajendra Singh
                                          --------------------------------------
                                          By:     Rajendra Singh
                                          Title:  Chairman